Northern Lights Fund Trust II

4020 South 147th Street

Omaha, NE 68137

June 29, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: John Grzeskiewicz

Re:

ACCELERATION OF EFFECTIVENESS REQUEST

Northern Lights Fund Trust II (the “Trust”)

Registration File Numbers: 333-174926, 811-22549

Alternative Strategies Mutual Fund (S000033694)

Two Oaks Diversified Growth and Income Fund (S000033698)

Dear Mr. Grzeskiewicz:

On behalf of the Trust, we hereby request acceleration of the registration statement that was filed on June 28, 2011 on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), as Pre-Effective Amendment No. 2 (the “amendment”), and the Investment Company Act of 1940, as amended (the “1940 Act”), as amendment No. 2, so the registration statement on Form N-1A would be declared effective on June 30, 2011.  Pursuant to the Securities and Exchange Commission's authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Northern Lights Distributors, LLC, the funds’ principal underwriter, requesting that effectiveness of the amendment to the registration statement be accelerated to Thursday, June 30, 2011 or as soon as practicable thereafter.

The Trust acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have with respect to the foregoing to David J. Baum (at 202-239-3346) of Alston & Bird LLP.

Very truly yours,

By:

/s/ Andrew Rogers

Andrew Rogers, President

Northern Lights Fund Trust II

Enclosure

NORTHERN LIGHTS DISTRIBUTORS, LLC

June 29, 2011

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Northern Lights Fund Trust II:

Alternative Strategies Mutual Fund

and Two Oaks Diversified Growth and Income Fund

REQUEST FOR ACCELERATION.

As the principal underwriter of the Alternative Strategies Mutual Fund and Two Oaks Diversified Growth and Income Fund (the “Funds”), each a series of Northern Lights Fund Trust II, and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the Registration Statement that was filed on Form N-1A on behalf of the Funds on June 28, 2011, be accelerated to Thursday, June 30, 2011 or as soon as practicable thereafter.

Very truly yours,

Northern Lights Distributors, LLC

/s/_Brian Nielsen

Brian Nielsen, President

4020 South 147th Street

Omaha, NE 68137